Via Facsimile and U.S. Mail
Mail Stop 6010

June 12, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
File Number: 001-11356

Dear Mr. Quint:

       We have reviewed your May 29, 2008 response to our May 23, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please revise your current Form S-1 file number 333-151029 to include this information and the revised disclosure that you provided to comments five, six, seven and nine in your May 29th response. Also, please identify the annual or quarterly filing, as applicable, in which you intend to first include all of these disclosures. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

C-Bass, page 92

1. We acknowledge your response to prior comment four. If you wish to request a waiver of the requirement to provide the financial statements required under Item 3-09 of Regulation S-X, please submit this request directly to the Office of Chief Accountant for the Division of Corporation Finance, indicating why you believe this requirement is unreasonable under the circumstances. Alternatively, amend your filing to provide the required financial statements.

Notes to Consolidated Financial Statements
Note 3. Investments, page 179

2. We acknowledge your response to prior comment five. Please tell us if you hold
    investments in other securities that you guarantee besides NIMS. If so, please
    disclose their amount and your accounting policies relating to these investments.

3. We acknowledge your response to prior comment eight. Please tell us the portion of
    your investment portfolio insured by monoline insurance companies for which the
    underlying obligations are non-investment grade.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

4. We acknowledge your response to prior comments seven and nine. Your proposed
    revised disclosures consist primarily of general descriptions of the internal models.
    With the objective of providing insight to investors regarding how fair value is
    determined for each type of derivative instrument, please revise to include a
    description of each respective valuation model and the key inputs and assumptions
    used in each model. In addition, the sensitivity analysis noted in your response is
    based on hypothetical changes in credit spreads on aggregate basis, and appears to
    address the requirements of Item 305 of Regulation S-K. We believe that sensitivity
    analysis should also be provided in MD&A regarding assumptions that affect the fair
    value of each major category of your derivative instruments, based on reasonably
    likely rather than hypothetical changes in key inputs and assumptions. Please refer to
    Section V of Interpretative Release 33-8350 and revise your disclosures as
    appropriate.

5. You state that the fair value of your assumed financial guaranty credit derivatives and
    mortgage insurance domestic and international CDSs are based primarily on market
    quotes obtained from third parties, and that such instruments are not considered to be
    a material portion of your total risk exposure to derivative instruments. Please tell us
    why you believe that these instruments are not considered to be a material portion of
    your total risk exposure to derivative instruments. Given that these instruments
    comprise 20% of your total derivative liabilities at March 31, 2008, they would
    appear to be material to an investor.

6. The disclosure noted in comment five above appears to imply that third parties
    determine the fair value of these derivative instruments rather than management.

    •   If this is not the case, please revise your disclosure to clarify.
    •   In either case, please ensure that your disclosure as revised for comment four
        above describes the techniques and assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the third parties determine fair value, when you do, you must also disclose their names. If you include their names in our incorporate them by reference into a 1933 Securities Act Filing, you will also need to include their consents.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant